Filed Pursuant to Rule 433 Dated April 29, 2021
Registration No. 333-228614
Market Linked Securities – Auto-Callable with Contingent Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index Due May 30, 2025
Term Sheet to the Preliminary Pricing Supplement dated April 29, 2021

Summary of Terms
Issuer	The Bank of Nova Scotia (the “Bank”)
Term	Approximately 4 years (unless earlier called)
Market Measure
The Russell 2000® Index (Bloomberg Ticker: RTY), the S&P 500® Index (Bloomberg Ticker: SPX) and the EURO STOXX 50® Index (Bloomberg Ticker: SX5E) (each, a “Reference Asset” and collectively, the “Reference Assets”)

Pricing Date	Expected to be May 25, 2021*
Trade Date	Expected to be May 25, 2021*
Original Issue Date	Expected to be June 2, 2021*
Principal Amount	$1,000 per Security
Original Offering Price	100% of the Principal Amount of each Security
Contingent Coupon Payment	See “How the Contingent Coupon Payments are Calculated” on page 3
Calculation Dates	Quarterly, on the 24th day of each February, May, August and November, commencing August 24, 2021 and ending May 27, 2025. We refer to May 27, 2025 as the “Final Calculation Date”.
Contingent Coupon Payment Dates	Three business days after the applicable Calculation Date (the Contingent Coupon Payment Date with respect to the Final Calculation Date will be the Maturity Date)
Contingent Coupon Rate	8.00% - 9.00% per annum, to be determined on the Pricing Date
Automatic Call Feature	See “How to Determine if the Securities Will be Automatically Called” on page 3
Call Settlement Dates	Three business days after the applicable Calculation Date
Redemption Amount at Maturity	See “How the Redemption Amount at Maturity is Calculated” on page 3
Lowest Performing Reference Asset	With respect to any Calculation Date, the Reference Asset with the lowest Percentage Change calculated as of such Calculation Date
Maturity Date	Expected to be May 30, 2025
Starting Level	For each Reference Asset, its Closing Level on the Pricing Date
Ending Level	For each Reference Asset, its Closing Level on the Final Calculation Date
Coupon Threshold Level	For each Reference Asset: 75.00% of its Starting Level
Downside Threshold Level	For each Reference Asset, 75.00% of its Starting Level
Percentage Change	With respect to any Reference Asset on any Calculation Date, the Percentage Change will be calculated as follows: Closing Level on the Calculation Date – Starting Level Starting Level
Calculation Agent	Scotia Capital Inc., an affiliate of the Bank
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount
Up to 2.50% of which dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of up to 1.50%, and WFA will receive a distribution expense fee of 0.075%. In respect of certain Securities sold in this offering, we may pay a fee of up to $1.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP/ISIN	0641592Z8 / US0641592Z85
Underwriters	Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC
* We expect that delivery of the Securities will be made against payment therefor on or about the 5th Business Day following the Trade Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in 2 Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities  prior to the second Business Day before delivery of the Securities will be required, by virtue of the fact that each Security initially will settle in 5 Business Days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.
Investment Description
•	Linked to the lowest performing of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index.
•
Unlike ordinary debt securities, the Securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to maturity upon the terms described below.  Whether the Securities pay a contingent coupon, whether the Securities are automatically called prior to maturity and, if they are not automatically called, whether you are repaid the Principal Amount of your Securities at maturity will depend in each case on the Closing Level of the Lowest Performing Reference Asset on the relevant Calculation Date.  The Lowest Performing Reference Asset on any Calculation Date is the Reference Asset with the lowest Percentage Change on that Calculation Date.

•
Contingent Coupon. The Securities will pay a Contingent Coupon Payment on each Contingent Coupon Payment Date until the earlier of the Maturity Date or Call Settlement Date if, and only if, the Closing Level of the Lowest Performing Reference Asset on the related Calculation Date is greater than or equal to its Coupon Threshold Level. However, if the Closing Level of the Lowest Performing Reference Asset on a Calculation Date is less than its Coupon Threshold Level, you will not receive any Contingent Coupon Payment on the related Contingent Coupon Payment Date. If the Closing Level of the Lowest Performing Reference Asset on every Calculation Date is less than its Coupon Threshold Level, you will not receive any Contingent Coupon Payments throughout the entire term of the Securities and you will not earn any positive return.

•
Automatic Call. If the Closing Level of the Lowest Performing Reference Asset on any of the quarterly Calculation Dates from November 24, 2021 to February 24, 2025, inclusive, is greater than or equal to its Starting Level, we will automatically call the Securities for the Principal Amount plus the Contingent Coupon Payment applicable to that Calculation Date.

•
Potential Loss of Principal. If the Securities are not automatically called prior to the Maturity Date, the amount that you will be paid on your Securities at maturity will be based on the performance of the Lowest Performing Reference Asset from its Starting Level to its Ending Level. If the Securities are not automatically called, you will receive the Principal Amount per Security at maturity if, and only if, the Ending Level of the Lowest Performing Reference Asset is greater than or equal to its Downside Threshold Level. However, if the Ending Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level, you will have full downside exposure to the decrease in the level of the Lowest Performing Reference Asset from its Starting Level to its Ending Level, and will lose more than 25.00%, and possibly all, of the Principal Amount at maturity.

•	Investors may lose up to 100.00% of the Principal Amount.
•
Your return on the securities will depend solely on the performance of the Lowest Performing Reference Asset on each Calculation Date.  You will not benefit in any way from the performance of the better performing Reference Assets. Therefore, you will be adversely affected if any Reference Asset performs poorly.

•
All payments on the Securities are subject to the credit risk of the Bank, and you will have no right to any securities tracked by the Reference Assets; if The Bank of Nova Scotia defaults on its obligations, you could lose your entire investment.

•	No exchange listing; designed to be held to maturity.

If the Securities priced today, the estimated value of the Securities would be between $900.00 and $942.42 per $1,000 Principal Amount. See “The Bank’s Estimated Value of the Securities” in the preliminary pricing supplement.
The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet, “Additional Risks” in the preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.
This introductory term sheet does not provide all the information that an investor should consider prior to making an investment decision. This term sheet should be read in conjunction with the preliminary pricing supplement, product prospectus supplement, prospectus supplement, and prospectus.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile
The profile to the right illustrates the potential Redemption Amount at Maturity on the Securities (excluding the final Contingent Coupon Payment, if any) for a range of hypothetical performances of the Lowest Performing Reference Asset on the Final Calculation Date from its Starting Level to its Ending Level, assuming the Securities have not been automatically called prior to the Maturity Date.
This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Level of the Lowest Performing Reference Asset on the Final Calculation Date and whether you hold your Securities to maturity. The performance of the better performing Reference Assets is not relevant to your return on the Securities.

Hypothetical Returns
If the Securities are automatically called:
If the Securities are automatically called prior to the Maturity Date, you will receive a cash payment on the related Call Settlement Date equal to the Principal Amount plus the Contingent Coupon Payment otherwise due. In the event the Securities are automatically called, your total return on the Securities will equal any Contingent Coupon Payments received prior to the Call Settlement Date and the Contingent Coupon Payment received on the Call Settlement Date.

If the Securities are not automatically called:
If the Securities are not automatically called prior to the Maturity Date, the following table illustrates, for a range of hypothetical Percentage Changes of the Lowest Performing Reference Asset on the Final Calculation Date, the hypothetical Redemption Amount at Maturity per Security (excluding the final Contingent Coupon Payment, if any). The Percentage Change of the Lowest Performing Reference Asset on the Final Calculation Date is equal to the percentage change from its Starting Level to its Ending Level (i.e., Ending Level minus Starting Level, divided by Starting Level).
Hypothetical Percentage Change of Lowest Performing Reference Asset on Final Calculation Date	Hypothetical Redemption Amount at Maturity per security
75.00%	$1,000.00
60.00%	$1,000.00
50.00%	$1,000.00
40.00%	$1,000.00
30.00%	$1,000.00
20.00%	$1,000.00
10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-25.01%	$749.90
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-75.00%	$250.00
-100.00%	$0.00

The above figures do not take into account Contingent Coupon Payments, if any, received during the term of the Securities. As evidenced above, in no event will you have a positive rate of return based solely on the Redemption Amount at Maturity; any positive return will be based solely on the Contingent Coupon Payments, if any, received during the term of the Securities.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the Securities are not automatically called prior to the Maturity Date, the actual amount you will receive at maturity will depend on the actual Ending Level of the Lowest Performing Reference Asset on the Final Calculation Date. The performance of the better performing Reference Assets is not relevant to your return on the Securities.

How Contingent Coupon Payments Are Calculated
On each Contingent Coupon Payment Date, you will receive a Contingent Coupon Payment based on the Contingent Coupon Rate, which is a per annum rate, if, and only if, the Closing Level of the Lowest Performing Reference Asset on the related Calculation Date is greater than or equal to its Coupon Threshold Level.
Contingent Coupon Payments on the Securities are not guaranteed. If the Closing Level of the Lowest Performing Reference Asset on a Calculation Date is less than its Coupon Threshold Level, you will not receive any Contingent Coupon Payment on the related Contingent Coupon Payment Date. If the Closing Level of the Lowest Performing Reference Asset is less than its Coupon Threshold Level on each Calculation Date, you will not receive any Contingent Coupon Payments over the term of the Securities.
Each Contingent Coupon Payment, if any, will be calculated per Security as follows:
($1,000 × Contingent Coupon Rate) / 4
Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.
How to Determine if the Securities Will be Automatically Called
If the Closing Level of the Lowest Performing Reference Asset on any of the quarterly Calculation Dates from November 24, 2021 to February 24, 2025, inclusive, is greater than or equal to its Starting Level, the Securities will be automatically called. On the related Call Settlement Date, you will be entitled to receive a cash payment per Security in U.S. dollars equal to the Principal Amount per Security plus the Contingent Coupon Payment applicable to the relevant Calculation date.
If the Securities are automatically called, they will cease to be outstanding on the related Call Settlement Date and you will have no further rights under the Securities after such Call Settlement Date. You will not receive any notice from us if the Securities are automatically called.
How the Redemption Amount at Maturity is Calculated
If the Securities are not automatically called prior to the Maturity Date, the Redemption Amount at Maturity, if any (in addition to the final Contingent Coupon Payment, if one is payable with respect to the Final Calculation Date), will be calculated as follows:
•	If the Ending Level of the Lowest Performing Reference Asset is greater than or equal to its Downside Threshold Level, the Redemption Amount at Maturity will equal: $1,000 Principal Amount; or
•	If the Ending Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level, the Redemption Amount at Maturity will equal:
Principal Amount + (Principal Amount × Percentage Change of the Lowest Performing Reference Asset on the Final Calculation Date)
If the Securities are not automatically called prior to the Maturity Date and the Ending Level of the Lowest Performing Reference Asset on the Final Calculation Date is less than its Downside Threshold Level, you will lose more than 25.00%, and possibly all, of the Principal Amount of your Securities.
Any positive return on the Securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Reference Asset, but you will have full downside exposure to the Lowest Performing Reference Asset on the Final Calculation Date if the Ending Level of that Reference Asset is less than its Downside Threshold Level.
the Securities.

RTY Daily Closing Levels*

* The graph above illustrates the performance of the RTY from January 1, 2016 through April 28, 2021. The dotted line represents its hypothetical Coupon Threshold Level and Downside Threshold Level of 1,728.1185, which is equal to 75.00% of 2,304.158, which was the Closing Level of the RTY on April 28, 2021. Past performance of the RTY is not indicative of future performance.
SPX Daily Closing Levels*

* The graph above illustrates the performance of the SPX from January 1, 2016 through April 28, 2021. The dotted line represents its hypothetical Coupon Threshold Level and Downside Threshold Level of 3,137.385, which is equal to 75.00% of 4,183.18, which was the Closing Level of the SPX on April 28, 2021. Past performance of the SPX is not indicative of future performance.

SX5E Daily Closing Levels*

* The graph above illustrates the performance of the SX5E from January 1, 2016 through April 28, 2021. The dotted line represents its hypothetical Coupon Threshold Level and Downside Threshold Level of 3,011.2725, which is equal to 75.00% of 4,015.03, which was the Closing Level of the SX5E on April 28, 2021. Past performance of the SX5E is not indicative of future performance.
Information from outside sources is not incorporated by reference in, and should not be considered part of, this introductory term sheet, the pricing supplement, the prospectus, the prospectus supplement, or product prospectus supplement.

Selected Risk Considerations
The risks set forth below are discussed in detail in “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus. Please review those risk disclosures carefully.
•
Risk of Loss at Maturity: The Redemption Amount at Maturity depends on the Percentage Change of the Lowest Performing Reference Asset calculated on the Final Calculation Date. If the Securities are not automatically called, the Bank will only repay you the full Principal Amount of your Securities if the Ending Level of the Lowest Performing Reference Asset is equal to or greater than its Downside Threshold Level. If the Ending Level of the Lowest Performing Reference Asset is less than its Downside Threshold Level, you will have full downside exposure to the Lowest Performing Reference Asset from its Starting Level to its Ending Level and you will lose more than 25.00%, and possibly all, of the Principal Amount of your Securities on the Maturity Date. Specifically, you will lose 1% for each 1% decline in the Ending Level of the Lowest Performing Reference Asset from its Starting Level.

•	The Contingent Repayment of Principal Applies Only at Maturity
•	Any Potential Positive Return on the Securities is Limited to the Contingent Coupon Payments; You may not Receive any Contingent Coupon Payments
•	You Will Be Subject To Reinvestment Risk
•	The Securities are Exposed to the Market Risk of each Reference Asset
•
The Contingent Coupon Rate, Coupon Threshold Level and Downside Threshold Level Reflect in Part the Volatility of the Reference Assets and Greater Volatility Generally Indicates an Increased Risk of Loss at Maturity

•	Any Amounts Payable on the Securities are not Linked to the Closing Level of any Reference Asset at any time other Than on the Applicable Calculation Dates
•	The Securities Differ from Conventional Debt Instruments
•	Holding the Securities is Not the Same as Holding the Reference Asset Constituent Stocks
•	There is No Assurance that the Investment View Implicit in the Securities Will Be Successful
•	The Securities are Subject to Market Risk
•	The Securities are Subject to Small-Capitalization Stock Risks
•	The Securities are Subject to Non-U.S. Securities Market Risk
•	An Investment in the Securities is Subject to Risks Associated With the Eurozone
•	An Investment in the Securities is Subject to Risks Associated with Currency Exchange Rates
•	The Reference Assets Reflect Price Return Only and Not Total Return
•	Past Performance is Not Indicative of Future Performance
•	Changes Affecting a Reference Asset Could Have an Adverse Effect on the Value of, and the Amount Payable on, the Securities
•	The Bank Cannot Control Actions by any Sponsor and the Sponsors Have No Obligation to Consider Your Interests
•
Hedging Activities by the Bank and/or the Underwriters may Negatively Impact Investors in the Securities and Cause our Respective Interests and Those of our Clients and Counterparties to be Contrary to Those of Investors in the Securities

•	Market Activities by the Bank or the Underwriters for Their own Respective Accounts or for Their Respective Clients Could Negatively Impact Investors in the Securities
•
The Bank, the Underwriters and Their Respective Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include the Reference Asset Constituent Stock Issuers

•	Other Investors in the Securities May Not Have the Same Interests as You
•	The Calculation Agent Can Postpone any Calculation Date (including the Final Calculation Date) for a Reference Asset if a Market Disruption Event with Respect to a Reference Asset Occurs
•
There Is No Affiliation Between Any Reference Asset Constituent Stock Issuers or Any Sponsor and Us and We Are Not Responsible for Any Disclosure by Any of the Other Reference Asset Constituent Stock Issuers or Any Sponsor

•
A Participating Dealer or its Affiliates May Realize Hedging Profits Projected by its Proprietary Pricing Models in Addition to any Selling Concession and/or any Distribution Expense Fee, Creating a Further Incentive for the Participating Dealer to Sell the Securities to You

•	The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Offering Price is Likely to Adversely Affect Secondary Market Prices
•	The Bank's Estimated Value of the Securities Will Be Lower Than the Original Offering Price of the Securities
•	The Bank's Estimated Value Does Not Represent Future Values of the Securities and may Differ from Others' Estimates
•	The Bank's Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt
•	If the Levels of the Reference Assets or the Reference Asset Constituent Stocks Change, the Market Value of Your Securities May Not Change in the Same Manner
•	We May Sell an Additional Aggregate Principal Amount of the Securities at a Different Issue Price
•	The Price at Which the Securities May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased
•	The Securities Lack Liquidity
•	Your Investment is Subject to the Credit Risk of the Bank
•	The COVID-19 Virus May Have an Adverse Impact on the Bank
•
Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See “Canadian Income Tax Consequences” and “U.S. Federal Income Tax Consequences” in the pricing supplement.

Not suitable for all investors
Investment suitability must be determined individually for each investor. The Securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per Security. The Underwriters and their respective affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
The Bank has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.
Not a research report
This material is not a product of the Bank’s research department.
Consult your tax advisor
Investors should review carefully the preliminary pricing supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
“Russell 2000®“ is a trademark of FTSE Russell and have been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the Securities.
“S&P 500®“ is a trademark of S&P Dow Jones Indices LLC and have been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC and S&P Dow Jones Indices LLC makes no representation regarding the advisability of investing in the Securities.
“EURO STOXX 50®“ is a trademark of STOXX Limited and has been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by STOXX Limited and STOXX Limited makes no representation regarding the advisability of investing in the Securities.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.